September 3, 2020

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Generex Biotechnology Corporation

Amendement No.1 to Registration Statement on Form S-1

Filed June 15, 2020

File No. 333-236481

Dear Staff:

On behalf of Generex Biotechnology Corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of June 7, 2020 with respect to Amendment No. 1 to Registration Statement on Form S-1 (the “Form S-1”) filed by the Company on June 15, 2020 (File No. 333-236481). For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Form S-1 (the “Form S-1/A2”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Registration Statement on Form S-1

Recent Developments, page 4

1. We refer to prior comment 1 and reissue in part. Please revise to identify and discuss the assets held by your NGIO subsidiary. In this regard, we note that the January 31, 2020 balance sheet filed with NuGenerex's Form 10 registration statement indicates that the only assets consisted of $174 in cash.

The Company has revised the disclosure in the first paragraph on pager 4 under the subheading “—NuGenerex Immuno-Oncology, Inc. Stock Transfer” to include the following at the end of such paragraph:

“As of April 30, 2020, NGIO reported total assets of $129 consisting solely of cash. The Company believes that NGIO’s most valuable asset is its internally developed intellectual property. However, the internally developed intellectual property has not met the criteria for capitalization and accordingly, the Company has not recorded any such costs on the balance sheet.”

2. We note your disclosure on page 96 indicating that pursuant to a May 2020 ruling Generex may not issue, transfer or otherwise dispose of any shares of stock without receiving court approval from the judge in the Utah Third District Court. Please revise to highlight this disclosure in your Summary.

The court ruling has been withdrawn and the Company has removed all disclosure regarding this ruling from the Form S-1/A2.

Corporate Development Concerning COVID-19, page 6

3. Please revise to clarify the basis for your statement that you have developed a proprietary, patented Ii-Key immune system activation technology that holds promise for the rapid development of a complete SARS-COV-2 Ii-Key peptide vaccine to address the current COVID-19 pandemic. Alternatively, please revise to remove this and other similar statements from the registration statement. As applicable, also revise this section to clarify, if true, that you have not conducted any clinical or pre-clinical testing to date.

The Company has removed the statement from the Form S-1/A2.

Steps taken..., page 49

4. Please revise the disclosure on page 52 to explain your basis for the statement that "funding for the development of a vaccine of SARS-CoV-2 virus is in advanced discussions and currently expected that the development costs will be borne by the U.S. and foreign government agencies."

The Company has removed the statement from the Form S-1/A2.

General

5. We note your response to our prior comment 2 and reissue in part. Please revise the prospectus to address corporate developments concerning the development of a rapid test for 2019-nCOV by NuGenerex Diagnostics or explain why this information is not material to investors.

The Company has made the requested revision by adding the following sentence at the end of the last paragraph on page 60 of the Form S-1/A2:

“NuGenerex Diagnostics had planned to initiate the development of rapid testing for COVID-19, but due to lack of funding has not been able to initiate this development as planned.”

6. As you know, the staff is reviewing your Annual Report on Form 10-K for the fiscal year ended July 31, 2019 and have issued comments in connection with that review.Please note that we will not be in a position to declare this registration statement effective until you have resolved all comments raised on the Form 10-K.

The Company has received the Staff’s letter dated August 12, 2020, which informed the Company that the Staff has completed its review of the Form 10-K filing.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 212-658-0458.

 Jeffrey P. Wofford, Esq.

Carmel, Milazzo & Feil LLP